April 15, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attn:       Ms. Erin E. Martin, Esq., Attorney-Advisor

Re:	Industrial Income Trust Inc. (the “Company”)
Post-Effective Amendment No. 4 to Form S-11 (“Amendment No. 4”)
Filed April 4, 2011
File Number: 333-159445

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File Number: 333-159445

Dear Ms. Martin:

We are in receipt of your comment letter, dated April 7, 2011, with regard to the above-referenced filings. We are submitting this letter in conjunction with Pre-Effective Amendment No. 1 to Amendment No. 4 (“Pre-Effective Amendment No. 1”), which is also being filed today via EDGAR. For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence below.

General

SEC Comment:

1.	Please provide disclosure about the relationship between the offering price and your net tangible book value per share as of December 31, 2010. Refer to Item 506 of Regulation S-K.

Company’s Response:

In response to the Staff’s comment, we have added the following new subsection to the end of the “Selected Financial Data” section in Pre-Effective Amendment No. 1:

“Net Tangible Book Value of Our Shares of Common Stock

In connection with this offering, we are providing information about our net tangible book value per share, which is calculated as total book value of assets (excluding deferred acquisition costs and deferred financing costs, net) minus total liabilities, divided by the total number of shares of common stock outstanding. Net

Ms. Erin E. Martin, Esq.

April 15, 2011

tangible book value assumes that the value of real estate assets diminishes predictably over time as reflected in the annual depreciation and amortization expenses of real estate investments. Real estate values have historically risen or fallen with market conditions and net tangible book value is used generally as a conservative measure of net worth, but it is a measure that we do not believe reflects market value per share. It is not intended to reflect the market value of our assets upon an orderly liquidation of the Company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in the book value of our common stock from the offering price as a result of: (i) accumulated depreciation and amortization of real estate investments; (ii) the fees paid in connection with this offering, including selling commissions (all or a portion of which may be reallowed to participating broker dealers); (iii) the acquisition costs and fees incurred, most of which are paid to our Advisor and its affiliates; and (iv) distributions. As of December 31, 2010, our calculation of net tangible book value per share was $7.55. The offering price under this offering was $10.00 per share as of December 31, 2010.

The offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.”

Investments in Real Properties, Real Estate Securities and Debt-Related Investments, page 73

SEC Comment:

2.	We note that you disclose the average effective annual gross rent per leased square foot for your properties. Based on the definition provided, it does not appear that such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations. This comment also applies to your disclosure regarding annualized base rents on page 61.

Company’s Response:

In response to the Staff’s comment, to the extent there were tenant concessions in periods prior to our acquisition, we have added footnote disclosure, to certain tables in the section of Pre-Effective Amendment No. 1 titled, “Investments in Real Properties, Real Estate Securities and Debt-Related Investments,” to quantify how such tenant concessions would have impacted the calculation of the average effective annual gross rent per leased square foot for the historic periods presented. Except as indicated in Pre-Effective Amendment No. 1, the Company is not aware of any other tenant concessions that would have impacted the calculation of the average effective annual gross rent per leased square foot.

Ms. Erin E. Martin, Esq.

April 15, 2011

In response to the Staff’s comment regarding the impact of tenant concessions on our tabular disclosure concerning annualized base rent in the “Investment Strategy, Objectives and Policies — Portfolio Diversification” section on page 61 of Amendment No. 4, we hereby confirm that there are no tenant concessions to take into account as of April 1, 2011. We have added the following footnote disclosure to the “Annualized Base Rent” column in that table in Pre-Effective Amendment No. 1:

“Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the respective leases as of April 1, 2011, multiplied by 12. There are no free rent concessions under the remaining terms of the leases, all of which have remaining terms in excess of 12 months.”

How We Measure Our Performance, page 131

SEC Comment:

3.	We note your disclosure on page 13 that your “long-term goal is to cover the payment of quarterly distributions to investors entirely with [y]our company-defined funds from operations.” However, we also note that you appear to be presenting company-defined FFO as a historical operating measure. Please tell us why you believe company-defined FFO, which excludes acquisition costs and impairments, is an appropriate measure of your historical operating performance given that a key aspect of your business strategy is to acquire additional properties and to hold properties for investment.

Company’s Response:

Management believes that excluding one-time acquisition-related costs to calculate Company-Defined Funds From Operations provides a meaningful measure which is regularly used by management to make investment decisions and to evaluate the future operating performance of our properties. In response to the Staff’s comment, we have revised the first paragraph under the caption “How We Measure Our Performance,” in the “Selected Financial Data” section of Pre-Effective Amendment No. 1 as follows:

“How We Measure Our Performance

We believe that FFO and Company-Defined FFO, in addition to net loss and cash flows from operating activities, as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net loss or to cash flows from operating activities and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.”

Ms. Erin E. Martin, Esq.

April 15, 2011

Further, we have revised the third paragraph under the caption “How We Measure Our Performance,” in the “Selected Financial Data” section of Pre-Effective Amendment No. 1 as follows:

“Company-Defined FFO. Similar to FFO, Company-Defined FFO is a non-GAAP measure that excludes real estate-related depreciation and amortization, and also excludes one-time acquisition-related costs, including acquisition fees paid to the Advisor. Management does not include these historical acquisition-related expenses in its evaluation of future operating performance, as such costs will not be incurred in future periods for real estate acquired during the periods presented below. We believe that investors and other stakeholders who review our operating results are best served by providing them with these same performance metrics used by management to gauge future operating performance.”

Distributions, page 136

SEC Comment:

4.	Please disclose your cumulative earnings (or FFO) and cumulative distributions since inception.

Company’s Response:

Our cumulative earnings and funds from operations for the year ended December 31, 2010 are presented in tabular form on page 132 of Amendment No. 4 under the caption “How We Measure Our Performance.” Our cumulative distributions since we broke escrow on March 31, 2010, are presented in tabular form in the disclosure under the caption “Distributions,” which begins on page 136 of Amendment No. 4. In response to the Staff’s comment, we have added the following disclosure in the “Distributions” subsection of the “Description of Capital Stock” section of Pre-Effective Amendment No. 1:

“We believe our aggregate FFO loss of $6.6 million, or $1.40 per share, for the year ended December 31, 2010, as compared to aggregate distributions declared of $2.9 million, or an annualized $0.625 per share, for the year ended December 31, 2010, is not indicative of future performance. See “Selected Financial Data — How We Measure Our Performance” for a reconciliation of FFO to our GAAP net loss.”

We appreciate your consideration of these matters. If you have any questions, please feel free to contact me at tmcgonagle@industrialincome.com or (303) 228-2200.

Regards,

/s/ THOMAS G. MCGONAGLE
Thomas G. McGonagle
Chief Financial Officer and Treasurer

cc:	Judith D. Fryer, Esq., Greenberg Traurig, LLP
Alice L. Connaughton, Esq., Greenberg Traurig, LLP